UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press Release of Satyam dated May 5, 2009.
EX-99.2 April 29 Letter Agreement.
EX-99.3 April 23 Letter Agreement.
EX-99.4 Satyam's amended Memorandum of Association dated February 21, 2009.

Other Events
On May 5, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”) had been allotted 302,764,327 shares of Satyam (the “Initial Shares”), or thirty one percent (31%) of the share capital of Satyam after giving effect to the issuance of the Initial Shares for an aggregate subscription amount of Rs. 17,560,330,966 (approximately US$351 million based on an exchange rate of Rs. 50 to US$1). A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
On April 29, 2009, Satyam, Venturbay and Tech Mahindra entered into a letter agreement (the “April 29 Letter Agreement”) amending certain provisions of the share subscription agreement dated April 13, 2009, among Satyam, Venturbay and Tech Mahindra (the “Share Subscription Agreement”), which was attached as exhibit 99.1 to Satyam’s Form 6-K submitted to the Securities and Exchange Commission (the “SEC”) on April 17, 2009. A copy of the April 29 Letter Agreement is attached hereto as exhibit 99.2 and is incorporated herein by reference.
On April 23, 2009, Satyam, Venturbay and Tech Mahindra entered into a letter agreement (the “April 23 Letter Agreement”) amending certain provisions of the Share Subscription Agreement relating to Satyam’s capital structure to reflect the exercise on April 9, 2009 of 63,228 stock options of Satyam. A copy of the April 23 Letter Agreement is attached hereto as exhibit 99.3 and is incorporated herein by reference.
On February 21, 2009, Satyam amended its Memorandum of Association and increased its authorized share capital from Rs.1,600 million comprising 800 million equity shares of Rs.2 each, to Rs.2,800 million comprising 1,400 million equity shares of Rs.2 each. A copy of Satyam’s amended Memorandum of Association is attached hereto as exhibit 99.4 and is incorporated herein by reference. As permitted by the CLB order dated February 19, 2009, which was attached as exhibit 99.2 to Satyam’s Form 6-K submitted to the SEC on February 19, 2009, Satyam increased its authorized share capital without requiring shareholder approval.
Satyam did not amend its Articles of Association, which was previously filed with the SEC as part of exhibit 3.1 to Satyam’s Registration Statement on Form F-3 (File No. 333-122996) on February 25, 2005.
Exhibits:

99.1	Press Release of Satyam dated May 5, 2009.

99.2	April 29 Letter Agreement.

99.3	April 23 Letter Agreement.

99.4	Satyam’s amended Memorandum of Association dated February 21, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: May 5, 2009

EXHIBITS INDEX

99.1	Press Release of Satyam dated May 5, 2009.

99.2	April 29 Letter Agreement.

99.3	April 23 Letter Agreement.

99.4	Satyam’s amended Memorandum of Association dated February 21, 2009.